Exhibit 99.1

June 17, 2021

1.	National Stock Exchange of India Ltd	2.	BSE Limited
	Exchange Plaza,		Corporate Relationship Dept.
	Plot No. C/1, G Block,		Phiroze Jeejeebhoy Towers,
	Bandra –Kurla Complex,		Dalal Street,
	Bandra (E), Mumbai 400 051		Mumbai 400 001
	Maharashtra, India		Maharashtra, India
	Symbol: WIPRO		Security Code: 507685

3.	The Market Operations Team
New York Stock Exchange
Symbol : WIT

Sub:

Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) – Raising of funds by wholly owned step down subsidiary

Dear Sir,

Further to our letter dated June 10, 2021, we are pleased to inform you that the Board of Directors of Wipro IT Services LLC (the “Issuer”) being a company incorporated under the laws of Delaware and being a wholly owned step down subsidiary of Wipro Limited (the “Company”), has approved the pricing, tenure and other terms of the U.S. dollar denominated notes (the “Notes” and such issuance, the “Issue”).

The required details in relation to above mentioned issuance are as follows:

Particulars	Terms
Type of Instrument	USD denominated, fixed rate, senior, unsecured Notes.

Rating	Notes are rated A- by Standard & Poor’s Rating Services and A- by Fitch Ratings Inc

Use of Proceeds	The Issuer intends to use the net proceeds of the sale of the Notes for refinancing or repaying existing debt, for general corporate purposes and/or for any other purpose, each as permitted by applicable law and regulations from time to time.

Whether proposed to be listed? If yes, name of the stock exchange(s)	The Notes will be listed on the Singapore Exchange Securities Trading Limited (SGX-ST)

Size of the Issue	U.S.$750,000,000

Tenure of the instrument – date of allotment and date of maturity	5 years Date of issue – June 23, 2021 Maturity Date – June 23, 2026

Coupon/interest offered, schedule of payment of coupon and principal	Coupon: 1.50% per annum, payable semi- annually in arrears on June 23 and December 23 of each year, commencing December 23, 2021. Principal: Bullet redemption on June 23, 2026

Particulars	Terms
Charge or security, if any, created over the assets	Unsecured

Ranking

Senior

The payment obligations of the Issuer under the Notes shall, save for such exceptions as may be provided by applicable legislation, at all times rank pari passu with all of its other existing and future unsecured and unsubordinated obligations.

Guarantee	The Company’s aggregate potential liability under the Guarantee is capped at an amount equal to 105% of the total aggregate principal amount of the Notes outstanding from time to time, being initially U.S.$ 787,500,000

Special right/interest/privileges attached to the instrument and changes thereof	Not applicable

Delay in payment of interest or principal amount from the due date or default in payment of interest or principal	Interest on overdue principal and interest, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the Notes.

Details of any letter or comments regarding payment/non-payment of interest, principal on due dates, or any other matter concerning the security and /or the assets along with its comments thereon, if any	Please refer to details above for payment of interest and principal and delay in payment of interest and principal of the Notes.

Details of redemption	Please refer to details above in relation to schedule of payment of coupon and principal.

Further, we would also like to inform you that the Issuer and the Company have also executed, inter alia, the Purchase Agreement with Lead Managers appointed for the Issue.

Thank you

Yours faithfully,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Disclaimer

In connection with the offer of the above securities, the Stabilisation Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities during the stabilisation period at a level higher than that which might otherwise prevail. However, stabilisation may not necessarily occur and any stabilisation action, if begun, may cease at any time. Any stabilisation action or over- allotment shall be conducted in accordance with all applicable laws and rules. This announcement is for information purposes only

This information is not an offer of securities for sale in the United States or elsewhere. This information has been prepared for publication in India only and is not for publication or distribution, directly or indirectly, in or into the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States, except pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable U.S. state securities laws. Accordingly, the Notes are being offered and sold (i) within the United States to persons reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and (ii) outside the United States in offshore transactions in reliance on Regulation S under the Securities Act, in each case in compliance with applicable laws of the jurisdictions where such offers and sales occur.

The Notes have not been, are not being and will not be offered or sold, directly or indirectly, by means of any offer document, offering circular or any other document / material relating to the Notes, to any person or to public in India which would constitute an advertisement, invitation, offer, sale or solicitation of an offer to subscribe for or purchase any securities in violation of applicable laws of India.

The offering circular for the Notes has not been, nor will it be, registered, produced or published as an offer document (whether a prospectus in respect of a public offer, a statement in lieu of a prospectus or information memorandum, private placement offer cum application letter, an offering circular, an offering memorandum or other offering material in respect of any private placement under the Companies Act, 2013, regulations formulated by Securities and Exchange Board of India (“SEBI”) or any other applicable Indian laws) with any Registrar of Companies, the SEBI or any Indian stock exchange or any other statutory or regulatory body of like nature in India.